

October 21, 2022

Haijun Wang
Chairman and Chief Executive Officer
Atour Lifestyle Holdings Limited
18th floor, Wuzhong Building
618 Wuzhong Road, Minhang District
Shanghai, People's Republic of China

      Re: Atour Lifestyle Holdings Limited
          Amendment No. 8 to Registration Statement on Form F-1
          Filed October 3, 2022
          File No. 333-256881

Dear Haijun Wang:

      We have reviewed your amended registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

Amendment No. 8 to Registration Statement on Form F-1 filed October 5, 2022

Our Summary Consolidated Financial Data and Operating Data
Selected Quarterly Results of Operations, page 20

1.   Please revise your registration statement to provide context for the preliminary key operating data for the three months ended September 30, 2022 disclosed on pages 20 and 21, including ADR and RevPAR, by providing an indication of profitability during the same period that would balance your disclosure.

You may contact Frank Knapp at 202-551-3805 or Robert Telewicz at 202-551-3438 if you have questions regarding the financial statements and related matters. Please contact Ronald (Ron) Alper at 202-551-3329 or Jeffrey Gabor at 202-551-2544 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Li He, Esq.